Filed by: Harris Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Exelis Inc.

Commission File No.: 001-35228

Email Communication from RF Group President

Subject: Harris Acquisition of Exelis Inc.

Dear Colleagues,

As you read in Bill Brown’s message this morning, Harris Corporation has entered into a definitive agreement to acquire Exelis Inc., a diversified, global defense and aerospace company. As was noted, our combined company will have $8 billion in annual revenue and employ more than 23,000 people worldwide, over 3,000 of which are based in Rochester.

This is exciting news for all of us. This is the largest acquisition in Harris’ history and will transform our company – creating a larger, stronger and more balanced business.

For RF Communications, the acquisition of Exelis is a big step in our vision of being the preferred global provider of trusted communication solutions for those who defend, protect, and serve. It will establish us as a more capable provider of affordable and innovative mission-critical communications solutions, and enable our new combined company to be an even better partner to our mutual customer defense and public safety customers throughout the world.

While the acquisition agreement goes through the normal regulatory approval process, the two companies will continue to run as completely independent businesses. In the meantime we are putting in place a detailed execution plan to ensure a seamless integration.

The acquisition of Exelis will begin a new chapter in the history of Harris and bring together two companies with great people, technology and a strong heritage in defense communications. I look forward to sharing more information with you as it is available, and I know you have questions about how the acquisition will affect you. As you read in Bill’s message, we still have a lot of decisions to make on how to combine our organizations. In the meantime, we have created an employee site on connect.harris.com with this morning’s news release, a fact sheet and Frequently Asked Questions to help answer some of your questions.

All the best,

Dana

Dana Mehnert

Group President

Harris RF Communications

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Harris and Exelis. In connection with the proposed transaction, Harris intends to file a registration statement on Form S-4 that will contain a proxy statement of Exelis and a prospectus of Harris with the SEC. This press release is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Exelis or Harris may file with the SEC or send to shareholders in connection with the proposed transaction. INVESTORS AND SHAREHOLDERS OF EXELIS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Harris will be made available free of charge on Harris’ website at http://harris.com/investors. Copies of documents filed with the SEC by Exelis will be made available free of charge on Exelis’ website at http://investors.exelisinc.com/

Participants in Solicitation

Harris Corporation and its directors and executive officers, and Exelis and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Exelis common stock in respect of the proposed transaction. Information about the directors and executive officers of Harris Corporation is set forth in the proxy statement for Harris Corporation’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on September 9, 2014. Information about the directors and executive officers of Exelis is set forth in the proxy statement for Exelis’ 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 26, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.